November 17, 2024

W. Richard Anderson
Chief Executive Officer
Alussa Energy Acquisition Corp. II
PO Box 500, 71 Fort Street
Grand Cayman KY1-1106
Cayman Islands

       Re: Alussa Energy Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Submitted October 21, 2024
           CIK No.: 0002041493
Dear W. Richard Anderson:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure regarding Class B founder shares issued to the sponsor. Please revise to clearly state the amount the sponsor paid for the Class B
       shares, and to include cross-references, highlighted by prominent type or in another manner, to all disclosures related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in the prospectus. See Item 1602(a)(3) of
       Regulation S-K.
2. We note potential conflicts of interest disclosure on the cover page. Please revise to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as
 November 17, 2024
Page 2

       another group. Please also revise your cross-references to include cross-references to all related disclosures in the prospectus, and revise all cross-references to be highlighted by prominent type or in another manner. See Item 1602(a)(5) of
       Regulation S-K.
3. We note the indirect purchase of founder shares by the non-managing sponsor investors. Please revise to clarify whether the indirect purchase of private placement warrants by non-managing sponsor investors is conditioned upon their purchase of units in the offering, or vice versa. Also, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-
       managing sponsor investors.
Prospectus Summary, page 1

4. Please balance your presentation in this section by expanding your disclosure to discuss how significant competition among other SPACs pursuing business combination transactions will impact your ability to identify and evaluate a target
       company.
Initial Business Combination, page 8

5. We note your disclosure that you will obtain an opinion from an independent firm in the event that the board is not able to independently determine the market value of the target business. However, you also state elsewhere, such as on page 10, that you are not required to obtain an opinion other than in the context where the target business is an affiliated entity. Please revise your disclosures throughout for consistency, and also clarify as appropriate, if true, that a target business affiliated with a non-managing sponsor investor would not be considered an affiliated entity.
Sponsor Information, page 11

6. Please revise here, on page 108, and in the Executive Compensation section, to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please also disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters have or could indirectly transfer ownership of securities of the SPAC, including by transferring membership interests in the sponsor. Please see Item
       402(r)(3) and Item 1603(a)(6) of Regulation S-K.
7. We note disclosure beginning on page 37 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 11 and 108 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder's, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. See Items
       1602(b)(6) and 1603(a)(6) of Regulation S-K.
8. Please revise your table on page 12 and on page 109 to identify the natural persons and entities subject to the agreement and to disclose the lock-up agreement with the underwriter. Please see Item 1603(a)(9) of Regulation S-K.
 November 17, 2024
Page 3

9. We note your disclosure on page 11 that other than Daniel Barcelo and W. Richard
       Anderson and the non-managing sponsor investors, no other person has a direct or indirect material interest in your sponsor. Please revise to clarify whether any of the non-managing sponsor investors will have a direct or indirect material interest in your sponsor, and to the extent applicable, disclose any such persons as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K. Anticipated expenses and funding sources, page 27

10. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K.
       In this regard, we note disclosure that you are targeting a business with an enterprise value that is substantially larger than the amount of this offering, that you may seek additional financings in connection with meeting working capital needs for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. We note disclosure referencing possible equity, equity-linked securities, loans, advances, debt or convertible debt offerings, forward purchase agreements and backstop arrangements. See Item 1602(b)(5) of
       Regulation S-K.
11. We note your disclosure here stating that unless and until you complete your initial business combination, no proceeds held in the trust account will be available for your use, except the withdrawal of interest to pay your taxes and/or to redeem your public shares in connection with an amendment to your amended and restated memorandum and articles of association or our liquidation. You also have disclosures elsewhere indicating that interest earned on the funds in the trust account available for redemptions will be net only of taxes and a specified amount for dissolution expenses.
       However, you also indicate here that you may pay your ongoing expenses from such interest withdrawn from the trust account. Please revise to reconcile your disclosures.
Conflicts of Interest, page 38

12. Please revise your discussion here to discuss the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction.
Summary of Risk Factors, page 41

13. Please revise your second risk factor to highlight the fact that no public shares may be needed to approve an initial business combination if only the holders of a quorum vote their ordinary shares, as you state elsewhere. Also add a summary risk factor to explain the different interests that your non-managing sponsor investors may have as compared to your other public shareholders, and that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, and decide to vote such shares in favor of the initial business combination, you would not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 78 of your prospectus. Also revise the header of your second risk factor on page 44 to highlight that no public shares may be needed for the approval.
 November 17, 2024
Page 4

Risk Factors, page 44

14. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
       Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
15. We note the disclosure here and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 67

16. Please state whether your sponsor is, is controlled by, or has substantial ties with a
       non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.
Use of Proceeds, page 90

17. We note your disclosure on page 92 that you will reimburse an affiliate of your sponsor in an amount equal to $15,000 per month for office space and other services, and that you will continue paying such fees until you complete your initial business combination or your liquidation. We also note your disclosure in footnote 5 that your estimate of costs for these services only contemplate payment for 12 months. Please revise to explain the basis for this assumption when your completion window is 24 months.
Dilution, page 94

18. We note your narrative lead-in disclosure that one of your calculation assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing you may seek to facilitate an initial business combination, and that no ordinary shares are issued as consideration. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is between
       $1.0 billion and $1.5 billion, as you state elsewhere in your prospectus.
 November 17, 2024
Page 5

Initial Business Combination, page 111

19. Please revise to provide the basis for your statements here and elsewhere as appropriate that you do not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination.
General

20. We note that your address is a P.O. Box. Please revise to disclose the address of your principal executive offices, as required by the Form S-1.
       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Maria Protopapa